EXHIBIT 4.1

                     FORM OF EXECUTIVE EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT ("Agreement") is effective as of the 1st day of January, 1999 (the "Effective Date"), by and between SGI International, a Utah Corporation ("SGI"), and _____________________, an individual ("Employee").

In consideration of the mutual agreements and the promises herein contained, the parties hereto agree as follows:

1. Employment. SGI hereby employs Employee and Employee hereby accepts employment with SGI on the terms and conditions set forth in this Agreement.

2. Term of Employment. The initial term of this Agreement shall commence on the Effective Date and terminate on December 31, 2000, provided that the Agreement has not been otherwise terminated earlier pursuant to Sections 5 or 6. If the Agreement is not so terminated at the end of the initial term, and the Agreement has not been terminated pursuant to Sections 5 or 6, then it shall be automatically extended for an additional two year period. Notwithstanding the above, in the event that SGI is acquired, merged into another corporation, or there is a change of management control at SGI brought about by a change in the composition of the board of directors, then this Agreement shall be extended on the date of such event for an additional two (2) year term, subject to termination and renewal as described above provided that if Employee is terminated for any reason other than Cause as defined in this Agreement then Employee shall be paid within thirty (30) days of such termination a severance payment in an amount equal to Employee's salary for the remaining term of this Agreement.

3. Duties and Management Position. Employee shall be an Administrative Assistant of Company and her office location shall be in San Diego, California. Employee shall devote her full productive time to the duties assigned to her. "Full productive time" is hereby defined as that time reasonably necessary to perform her required duties in a timely manner, but not less than what is defined as full-time in the SGI Employee Handbook, less holidays, sick leave, and vacation time in accordance with the then-prevailing policies of SGI as set forth in the SGI Employee Handbook, which is hereby incorporated herein by this reference.

More specifically Employee's duties shall include and she shall be responsible for duties listed in Exhibit B and such other duties as shall be assigned by the President of the Company. If the duties or salary of Employee are materially changed without the consent of Employee, then such change may at the option of Employee be deemed to be a termination without cause.

4. Compensation. As full compensation for Employee's services hereunder, SGI agrees to pay Employee the following:

(a) Employee shall receive a salary in the amount set forth in Exhibit A, attached hereto and incorporated herein, for the first year of this Agreement, payable on the fifteenth and last day of each month. Employee shall also be covered by SGI's group medical insurance, and such other group benefits granted to employees pursuant to the then prevailing policies of SGI.

(b) As additional compensation incentive compensation, SGI warrants and options in an amount to be decided in the sole discretion of SGI's Board of Directors.

(c) As further incentive compensation, such bonuses and benefits as SGI's Board of Directors, in its sole discretion, shall determine.

(d) Compensation shall be reviewed by SGI and Employee at least annually.

5. Involuntary Termination. Employer shall give Employee ninety (90) days advance written notice of any termination (excepting for terminations in accordance with Sections 5(a) and 5(b) below) describing therein the reasons for such termination. This Agreement shall be deemed terminated and the employment relationship between SGI and Employee severed upon the occurrence of any of the following:
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(a) Employee dies or is physically disabled and unable to work.

(b) Employee is discharged by SGI for Cause, which shall mean and include only the commission of a felony, gross insubordination or where Employee through gross negligence fails or refuses to faithfully and diligently perform the duties of her employment. Employee shall not be deemed to have committed an act of gross insubordination if Employee refuses to commit an act which is against public policy or is deemed to be dishonest.

6. Voluntary Termination. Employee may voluntarily terminate at any time by giving Employer thirty (30) days written notice of termination.

7. Rights Upon Termination. In the event this Agreement is terminated, any salary due to Employee and any other money owing shall be paid to Employee, or to her estate, as appropriate.

8. Confidentiality and General Relationship. Employee shall execute the Company's customary confidentiality agreement concurrent with the execution of this Agreement. Employee hereby acknowledges that certain proprietary and confidential information of Company will be confidential even after any termination of her employment. Employee shall be considered an employee of SGI within the meaning of all federal, state, and local laws and regulations including, but not limited to, laws and regulations governing unemployment insurance, workmen's compensation, industrial accident, labor and taxes.

9. Assignment. This Agreement can not be assigned by either party, provided that it may be assigned to a third party purchasing all of the stock or substantially all of the assets of SGI and provided such entity assumes all of the obligations to Employee set forth in this Agreement and has the capability of performing those obligations. In the event of any such assignment and assumption all references to SGI contained herein shall be considered references to the entity assuming the obligations of this Agreement.

10. Severability. In the event that any of the provisions of this Agreement are deemed to be invalid or unenforceable, the same shall be deemed severable from and shall not cause the invalidity of the remainder of this Agreement.

11. Prior Agreements. This Agreement contains the sole and entire agreement between the parties with respect to the entire subject matter hereof, and any and all prior discussions, negotiations, commitments, understandings, rules, statements, standards and agreements relating to the contrary are hereby superseded and terminated as of the Effective Date. No representations, whether written or oral, express or implied, other than those contained herein. Notwithstanding, the above nothing in this Agreement shall act to terminate or supercede any confidentiality or non-disclosure agreement between SGI and Employee.

12. Notices. All notices, requests, demands and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly delivered upon: (i) personal delivery to the party to whom such notice is to be given; or (ii) five (5) business days after deposit in the United States mail, first class postage prepaid and properly addressed to such party.

13. Miscellaneous.

(a) The failure of either party at any time to require performance in accordance with the strict terms of this Agreement shall in no way effect the other such party's rights thereafter to enforce the same, except as specifically described herein, nor shall the waiver of any breach of any provision hereof be held to be a waiver of any succeeding breach of any provision or a waiver of the provision itself.

(b) This Agreement cannot be modified except by a writing signed by the parties.

(c) This Agreement shall be interpreted in accordance with the laws of the State of California.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed at San Diego, California.

SGI International, a Utah Corporation           Employee

By: /s/ JOSEPH A. SAVOCA

Joseph A. Savoca, Chairman/CEO                  Employee Name